Exhibit 99.1

SIMILARWEB ANNOUNCES STRONG THIRD QUARTER 2022 RESULTS
Third quarter 2022 revenue grew 41% year-over-year to $50.0 million
Non-GAAP operating margin improved by over 12 percentage points

Remaining performance obligations increased 39% year-over-year to $158.0 million

TEL AVIV, ISRAEL -- November 15, 2022 -- Similarweb Ltd. (NYSE: SMWB) ("Similarweb" or the "Company"), a leading digital intelligence company, today announced financial results for its third quarter ended September 30, 2022. The Company published a letter to shareholders from management discussing these results, which can be accessed at the link: https://ir.similarweb.com/financials/quarterly-results, located on the Company's investor relations website.
“We delivered solid results in the third quarter despite the challenging demand environment,” said Or Offer, Founder and Chief Executive Office of Similarweb. “We saw both new customer growth and expansion from existing customers. Interest in our products remains high, even as customers are carefully scrutinizing their spending, because the return on investment is measurable. Our digital intelligence solutions provide visibility to company decision-makers when they need it most."
Third Quarter 2022 Financial Highlights
•Total revenue was $50.0 million, an increase of 41% compared to $35.6 million for the third quarter of 2021.
•GAAP operating loss was $(20.6) million or (41)% of revenue, compared to $(16.7) million or (47)% of revenue for the third quarter of 2021.
•GAAP net loss per share was $(0.28), compared to $(0.23) for the third quarter of 2021.
•Non-GAAP operating loss was $(13.3) million or (27)% of revenue, compared to $(13.9) million or (39)% of revenue for the third quarter of 2021.
•Non-GAAP operating loss per share was $(0.18), compared to $(0.19) for the third quarter of 2021.

Exhibit 99.1
•Cash and cash equivalents totaled $90.6 million as of September 30, 2022, compared to $128.9 million as of December 31, 2021.
•Net cash used in operating activities was $(21.7) million, compared to $(16.6) million for the third quarter of 2021.
•Free cash flow was $(29.5) million, compared to $(17.1) million for the third quarter of 2021.
•Normalized free cash flow was $(25.1) million, compared to $(17.1) million for the third quarter of 2021.
Recent Business Highlights
•Grew number of customers to 3,911 as of September 30, 2022, an increase of 21% compared to September 30, 2021.
•Grew average annual revenue per customer to approximately $51,570 in the third quarter of 2022, an increase of 15% compared to the third quarter of 2021.
•Grew number of customers with ARR of $100,000 or more to 322 as of September 30, 2022, an increase of 31% compared to September 30, 2021.
•Customers with ARR of $100,000 or more contributed 53% of the total ARR as of September 30, 2022, compared to 51% as of September 30, 2021.
•Dollar-based net retention rate for customers with ARR of $100,000 or more increased to 123% in the third quarter of 2022 as compared to 122% in the third quarter of 2021.
•Overall dollar-based net retention rate increased to 112% in the third quarter of 2022 as compared to 110% in the third quarter of 2021.
•Multi-year subscriptions now comprise 37% of our overall ARR as of September 30, 2022, as compared to 31% as of September 30, 2021.
•Remaining performance obligations increased 39% year-over-year, to $158.0 million as of September 30, 2022, as compared to $114.0 million as of September 30, 2021.

Exhibit 99.1
Organizational Changes
The Company also announced organizational changes today. “Over the course of 2022, while our business has continued to grow, we have also seen substantial economic shifts around the globe,” said Mr. Offer. “As a result of these shifts, we have made the very difficult decision to reduce our headcount in preparation for prolonged changes in demand. This is part of an ongoing plan to accelerate our path to cash flow profitability during 2023. We are balancing our resources to align with this strategy, and to enhance our flexibility."
The headcount reduction represents approximately 10% of the Company’s global workforce.
Financial Outlook
“While we are pleased with our third quarter results, we are seeing signs of changes ahead as we end the year,” said Jason Schwartz, Chief Financial Officer of Similarweb. “We are adjusting our revenue outlook and improving our operating loss outlook for the full year 2022.” Mr. Schwartz added, “We are aligning our strategic priorities to balance our revenue growth with profitability. As part of this optimization process we are implementing cost-saving measures across the company. Our continued focus on disciplined execution in this challenging environment will be critical to accelerating our plans to achieve positive free cash flow during 2023.”
•Q4 2022 Guidance
◦Total revenue between $50.5 million and $50.9 million, representing 26% growth year-over-year at the mid-point of the range.
◦Non-GAAP operating loss between $(14.5) million and $(15.0) million. This includes non-GAAP gross margin anticipated in the range of 75% to 76%.
•FY 2022 Guidance
◦Total revenue between $192.4 million and $192.8 million, representing 40% growth year-over-year at the mid-point of the range.
◦Non-GAAP operating loss between $(67.4) million and $(67.9) million, which includes non-GAAP gross margin anticipated at approximately 75%, reflecting continued investment to further expand our data moats through the previously reported acquisitions of Embee Mobile and SimilarTech, and the data licensing agreement with data.ai (formerly App Annie), as well as increased investment in research and development.

Exhibit 99.1
The Company’s fourth quarter and full year 2022 financial outlook is based upon a number of assumptions and trends observed from prior quarters that are subject to change and many of which are outside the Company’s control. Actual results may vary from these assumptions and trends from prior quarters, and the Company’s expectations may change. There can be no assurance that the Company will achieve these results.
The Company does not provide guidance for operating loss and gross margin, the most directly comparable GAAP measures to non-GAAP operating loss and non-GAAP gross margin, respectively, and similarly cannot provide a reconciliation to these measures to their closest GAAP equivalents without unreasonable effort due to the unavailability of reliable estimates for certain items, such as share-based compensation. These items are not within the Company’s control and may vary greatly between periods and could significantly impact future financial results.
Conference Call Information
The financial results and business highlights will be discussed on a conference call and webcast scheduled at 8:30 a.m. Eastern Time on Wednesday, November 16, 2022. A live webcast of the call can be accessed from Similarweb’s Investor Relations website at https://ir.similarweb.com. An archived webcast of the conference call will also be made available on the Similarweb website following the call. The live call may also be accessed via telephone at (877) 407-0726 toll-free and at (201) 689-7806 internationally.

About Similarweb: As a trusted platform for understanding online behavior, millions of people rely on Similarweb insights to strengthen their knowledge of the digital world. We empower anyone — from the curious individual to the enterprise business leader — to make smarter decisions by understanding why things happen across the digital ecosystem.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the fourth quarter and full year of 2022 described under "Financial Outlook". Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and

Exhibit 99.1
assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a variety of assumptions, uncertainties, risks and factors that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) challenges associated with forecasting our revenue given our recent growth and rapid technological development, particularly in light of current macroeconomic uncertainty, (ii) our history of net losses and desire to increase operating expenses, thereby limiting our ability to achieve profitability, (iii) challenges related to effectively managing our growth, including as result of macroeconomic factors, (iv) intense competition in the market and services categories in which we participate, (v) potential reductions in participation in our contributory network and/or increase in the volume of opt-out requests from individuals with respect to our collection of their data, or a decrease in our direct measurement dataset, which could lead to a deterioration in the depth, breadth or accuracy of our data, (vi) our inability to attract new customers and expand subscriptions of current customers, (vii) changes in laws, regulations, and public perception concerning data privacy or change in the patterns of enforcement of existing laws and regulations, (viii) our inability to introduce new features or solutions and make enhancements to our existing solutions, (ix) real or perceived errors, failures, vulnerabilities or bugs in our platform, (x) potential security breaches to our systems or to the systems of our third-party service providers, (xi) our inability to obtain and maintain comprehensive and reliable data to generate our insights, (xii) changes in laws and regulations related to the Internet or changes in the internet infrastructure itself that may diminish the demand for our solutions, (xiii) failure to effectively develop and expand our direct sales capabilities, which could harm our ability to increase the number of organizations using our platform and achieve broader market acceptance for our solutions and (xiv) the impact that current worldwide geopolitical and macroeconomic uncertainty, including uncertainty resulting from the COVID-19 pandemic or other public health crises and the Russian military operations in Ukraine, and any related economic downturn could have on our or our customers' businesses, financial condition and results of operations.

These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on March 25, 2022, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, we cannot guarantee future results, levels of

Exhibit 99.1
activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur.

Forward-looking statements represent our beliefs and assumptions only as of the date of this press release. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.
Non-GAAP Financial Measures
This press release contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's new headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP gross profit, Non-GAAP research and development expenses, non-GAAP sales and marketing expenses and non-GAAP general and administrative expenses represent the comparable GAAP financial figure operating income (loss) or expense, less share-based compensation, adjustments and payments related to business combinations, amortization of intangible assets and certain other non-recurring items, as applicable and indicated in the above tables.

Other Metrics
Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of

Exhibit 99.1
customers as of a certain point in time, relative to the same point in time in the previous year ago period, expressed as a percentage.

Press Contact:
David Carr
Similarweb
press@similarweb.com

Investor Contact:
Raymond "RJ" Jones
Similarweb
ir@similarweb.com

Exhibit 99.1
Similarweb Ltd.
Consolidated Balance Sheets
U.S. dollars in thousands (except share and per share data)

	December 31,	September 30,
	2021	2022
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$128,879	$90,633
Restricted deposits	11,474	10,321
Accounts receivable, net	31,017	25,050
Deferred contract costs	8,470	10,397
Prepaid expenses and other current assets	7,847	6,891
Total current assets	187,687	143,292
Property and equipment, net	6,356	31,382
Deferred contract costs, non-current	9,208	9,410
Operating lease right-of-use assets	—	42,708
Intangible assets, net	11,617	10,762
Goodwill	11,318	13,072
Other non-current assets	813	944
Total assets	$226,999	$251,570
Liabilities and shareholders' equity
Current liabilities:
Borrowings under credit facility	$—	$25,000
Accounts payable	11,303	9,242
Payroll and benefit related liabilities	17,969	19,648
Deferred revenues	76,676	83,503
Other payables and accrued expenses	28,199	27,819
Operating lease liabilities	—	9,122
Total current liabilities	134,147	174,334
Deferred revenues, non-current	2,074	1,044
Operating lease liabilities, non-current	—	41,458
Deferred rent	2,602	—
Other non-current liabilities	3,262	3,049
Total liabilities	142,085	219,885
Shareholders' equity
Ordinary Shares, NIS 0.01 par value 500,000,000 shares authorized as of December 31, 2021 and September 30, 2022 (unaudited); 74,847,609 and 76,023,878 shares issued as of December 31, 2021 and September 30, 2022 (unaudited); 74,845,441 and 76,021,710 outstanding as of December 31, 2021 and September 30, 2022 (unaudited), respectively	205	208
Additional paid-in capital	324,614	341,164
Accumulated other comprehensive income	160	(959)
Accumulated deficit	(240,065)	(308,728)
Total shareholders' equity	84,914	31,685
Total liabilities and shareholders' equity	$226,999	$251,570

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Comprehensive Income (Loss)
U.S. dollars in thousands (except share and per share data)

	Nine months Ended September 30,		Three Months Ended September 30,
	2021	2022	2021	2022
	(Unaudited)		(Unaudited)
Revenues	$97,517	$141,888	$35,597	$50,022
Cost of revenues	21,061	40,848	7,795	13,749
Gross profit	76,456	101,040	27,802	36,273
Operating expenses:
Research and development	30,100	45,927	11,422	15,156
Sales and marketing	65,862	92,539	24,150	30,051
General and administrative	23,698	35,836	8,951	11,681
Total operating expenses	119,660	174,302	44,523	56,888
Loss from operations	(43,204)	(73,262)	(16,721)	(20,615)
Finance (expenses) income, net	(1,158)	4,796	(294)	(627)
Loss before income taxes	(44,362)	(68,466)	(17,015)	(21,242)
Provision for (benefit from) income taxes	807	197	319	(249)
Net loss	$(45,169)	$(68,663)	$(17,334)	$(20,993)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.98)	$(0.91)	$(0.23)	$(0.28)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	45,961,751	75,557,954	74,506,187	75,975,356
Net loss	(45,169)	(68,663)	(17,334)	(20,993)
Other comprehensive (loss) income, net of tax
Change in unrealized (loss) gain on cashflow hedges	(53)	(1,119)	16	209
Total other comprehensive (loss) income, net of tax	(53)	(1,119)	16	209
Total comprehensive loss	$(45,222)	$(69,782)	$(17,318)	$(20,784)

Exhibit 99.1
Share-based compensation costs included above:
U.S. dollars in thousands

	Nine months Ended September 30,		Three Months Ended September 30,
	2021	2022	2021	2022
	(in thousands)		(in thousands)
Cost of revenues	$121	$463	$55	$143
Research and development	2,915	4,094	874	1,463
Sales and marketing	2,304	4,908	966	1,747
General and administrative	2,516	3,950	834	1,496
Total	$7,856	$13,415	$2,729	$4,849

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Nine months Ended September 30,		Three Months Ended September 30,
	2021	2022	2021	2022
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss	$(45,169)	$(68,663)	$(17,334)	$(20,993)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,628	8,112	573	2,354
Finance (income) expense	(204)	1,419	(112)	282
Unrealized (gain) loss from hedging future transactions	(18)	473	4	126
Share-based compensation	7,856	13,415	2,729	4,849
Gain on sale of equipment	—	(132)	—	(5)
Provision for accrued interest on Credit Facility	(53)	—	—	—
Changes in operating assets and liabilities:		—		—
Operating lease right-of-use assets and liabilities, net	—	5,269	—	3,174
Decrease (increase) in accounts receivable, net	854	6,198	(4,560)	1,865
(Increase) decrease in deferred contract costs	(4,057)	(2,129)	(1,532)	229
(Increase) decrease in prepaid expenses and other current assets	(2,712)	886	(2,496)	1,265
Decrease (increase) in other non-current assets	71	(131)	1	(46)
Increase (decrease) in accounts payable	4,837	(2,840)	886	(4,242)
Increase (decrease) in deferred revenue	12,245	5,433	409	(6,900)
Decrease in deferred rent	(335)	—	(108)	—
Increase (decrease) in other non-current liabilities	628	(561)	272	(133)
Increase (decrease) in other liabilities and accrued expenses	7,173	(554)	4,676	(3,494)
Net cash used in operating activities	(17,256)	(33,805)	(16,592)	(21,669)
Cash flows from investing activities:
Purchases of property and equipment, net	(1,415)	(26,325)	(395)	(6,705)
Capitalized internal-use software costs	(228)	(2,495)	(115)	(1,120)
(Increase) decrease in restricted deposits	(262)	1,153	249	1,047
Decrease in short-term investments	30,000	—	—	—
Cash paid in relation to business combinations (Schedule A)	(500)	(3,787)	—	—

Exhibit 99.1

Cash received in relation to business combinations	—	294	—	294
Acquisitions of intangible assets	(300)	—	—	—
Net cash provided by (used in) investing activities	27,295	(31,160)	(261)	(6,484)
Cash flows from financing activities:
Proceeds from exercise of share options	730	1,904	302	143
Proceeds from employee share purchase plan	—	1,234	—	—
Borrowings under Credit Facility	30,000	25,000	—	25,000
Repayment of Credit Facility	(56,800)	—	—	—
Proceeds from initial public offering, net of underwriting fees and commissions and other issuance costs	150,936	—	(1,475)	—
Net cash provided by (used in) financing activities	124,866	28,138	(1,173)	25,143
Effect of exchange rates on cash and cash equivalents	204	(1,419)	112	(282)
Net increase (decrease) in cash and cash equivalents	135,109	(38,246)	(17,914)	(3,292)
Cash and cash equivalents, beginning of period	23,943	128,879	176,966	93,925
Cash and cash equivalents, end of period	$159,052	$90,633	$159,052	$90,633
Supplemental disclosure of cash flow information:
Interest paid (received)	$528	$(16)	$—	$—
Taxes paid	$465	$417	$212	$176
Supplemental disclosure of non-cash operating, investing and financing activities:
Offering costs incurred during the period included in accounts payable and accrued expenses	$270	$—	$—	$—
Additions to operating lease right-of-use assets and liabilities	$—	$9,435	$—	$457
Deferred proceeds from exercise of share options included in other current assets	$—	$—	$—	$—
Deferred costs of property and equipment incurred during the period included in accounts payable	$—	$770	$—	$(2,684)

Schedule A : Business combinations
Working capital (deficit), net (excluding cash and cash equivalents)		(668)
Property, plant and equipment		43
Goodwill and other intangible assets		4,565
Deferred taxes, net		(153)
		$3,787

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Reconciliation of GAAP gross profit to non-GAAP gross profit

	Nine months Ended September 30,		Three Months Ended September 30,
	2021	2022	2021	2022
	(In thousands)		(In thousands)
GAAP gross profit	$76,456	$101,040	$27,802	$36,273
Add:
Share-based compensation expenses	121	463	55	143
Retention payments related to business combinations	—	1,656	—	511
Amortization of intangible assets related to business combinations	—	3,319	—	1,168
Non-recurring expenses related to termination of lease agreement and others	—	35	—	—
Non-GAAP gross profit	$76,577	$106,513	$27,857	$38,095
Non-GAAP gross margin	79%	75%	78%	76%

Exhibit 99.1
Reconciliation of Loss from operations (GAAP) to Non-GAAP operating loss

	Nine months Ended September 30,		Three Months Ended September 30,
	2021	2022	2021	2022
	(In thousands)		(In thousands)
Loss from operations	$(43,204)	$(73,262)	$(16,721)	$(20,615)
Add:
Share-based compensation expenses	7,856	13,415	2,729	4,849
Retention payments related to business combinations	814	1,991	118	737
Amortization of intangible assets related to business combinations	—	3,371	—	1,201
Adjustment of fair value of contingent consideration related to business combinations	—	744	—	62
Non-recurring expenses related to termination of lease agreement and others	—	977	—	418
Non-recurring fees related to initial public offering	1,214	—	—	—
Capital gain related to sale of operating equipment	—	(127)	—	—
Non-GAAP operating loss	$(33,320)	$(52,891)	$(13,874)	$(13,348)
Non-GAAP operating margin	(34)%	(37)%	(39)%	(27)%

Exhibit 99.1
Reconciliation of GAAP operating expenses to non-GAAP operating expenses

	Nine months Ended September 30,		Three Months Ended September 30,
	2021	2022	2021	2022
	(In thousands)		(In thousands)
GAAP research and development	$30,100	$45,927	$11,422	$15,156
Less:
Share-based compensation expenses	2,915	4,094	874	1,463
Retention payments related to business combinations	814	—	118	—
Non-recurring expenses related to termination of lease agreement and others	—	87	—	—
Non-GAAP research and development	$26,371	$41,746	$10,430	$13,693

GAAP sales and marketing	$65,862	$92,539	$24,150	$30,051
Less:
Share-based compensation expenses	2,304	4,908	966	1,747
Retention payments related to business combinations	—	335	—	226
Amortization of intangible assets related to business combinations	—	52	—	33
Non-recurring expenses related to termination of lease agreement and others	—	799	—	418
Non-GAAP sales and marketing	$63,558	$86,445	$23,184	$27,627

GAAP general and administrative	$23,698	$35,836	$8,951	$11,681
Less:
Share-based compensation expenses	2,516	3,950	834	1,496
Adjustment of fair value of contingent consideration related to business combinations	—	744	—	62
Non-recurring fees related to initial public offering	1,214	—	—	—
Non-recurring expenses related to termination of lease agreement and others	—	56	—	—
Capital gain related to sale of operating equipment	—	(127)	—	—
Non-GAAP general and administrative	$19,968	$31,213	$8,117	$10,123

Exhibit 99.1
Reconciliation of Net cash used in operating activities (GAAP) to Free cash flow and Normalized free cash flow

	Nine months Ended September 30,		Three Months Ended September 30,
	2021	2022	2021	2022
	(In thousands)		(In thousands)
Net cash used in operating activities	$(17,256)	$(33,805)	$(16,592)	$(21,669)
Purchases of property and equipment, net	(1,415)	(26,325)	(395)	(6,705)
Capitalized internal use software costs	(228)	(2,495)	(115)	(1,120)
Free cash flow	$(18,899)	$(62,625)	$(17,102)	$(29,494)

Cash payments related to the new headquarters	—	25,440	—	7,161
Cash received in connection with purchases of property and equipment	—	(11,192)	—	(3,174)
Deferred payments in relation to business combinations	—	413	—	413
Normalized free cash flow	$(18,899)	$(47,964)	$(17,102)	$(25,094)